RadTek, Inc.

9900 Corporate Campus Drive

Suite 3000

Louisville, KY 40223

June 26, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

RadTek, Inc.

Registration Statement on Form S-1

Filed April 29, 2014

File No. 333-195548

General

1. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions and include risk factor disclosures to highlight such issues.

a) What is the background of the people involved in your financial reporting? We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations.  If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

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 the name and address of the accounting firm or organization;

The accounting firm is BDO Daejoo LLC, Korean Accounting LLC.  Their address is 2F Cheong Ju Tower, B/D 1239, 1st Sunwhanno Sang Dang-ku, Cheong Ju, Chung Buk, Korea.

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 the qualifications of their employees who perform the services for your company;

Mr. Sun-Pil Kim is a Korean CPA.

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 how and why they are qualified to prepare your financial statements;

Mr. Sun-Pil Kim worked with the registrant in preparing the financial statements.

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 how many hours they spent last year performing these services for you; and

Mr. Sun-Pil Kim worked 40 hours in the last year in creating the financial statements of RadTek Co. Ltd.

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 the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

RadTek Co. Ltd. paid 2,000,000 Korean won (US $1,826) to BDO LLC.

b) Considering that you currently do not have an audit committee financial expert, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP.

Mr. Kwang Hyun Kim, the President and CEO of the registrant, is in charge of bookkeeping, which must meet the U.S. GAAP requirements.  He has direct and indirect experience with U.S. GAAP accounting through is work with a Korean CPA which has expertise with U.S. GAAP accounting.

Mr. Jae Chan Kim, our Treasurer and CFO, has some knowledge and experience with U.S. GAAP accounting which was gained while preparing this registration statement.  He has accounting skills that were garnered mainly through his career as being director of accounting for various corporations in Korea where general regulations are similar to the ones in the U.S.

None of our directors is a CPA, and there is no guarantee that their accounting practice with the registrant will fully follow GAAP.

We plan to hire an outside CFO with CPA qualification as our business becomes profitable.

2. Please tell us if Dutchess is a registered broker-dealer.

Dutchess is not a registered broker-dealer.

Risk Factors, page 8

3. We note your disclosure on page 10 that a significant portion of your operations is conducted out the United States. To the extent you engage in hedging activities or swap transactions, such as currency swaps, please revise to include related risks. Also include currency risks here or elsewhere as applicable.

The company does not engage in any hedging activities or swap transactions.  A risk factor regarding currency has been added to the document.

4. We note your disclosure on page 25 that you have “established clients.” To the extent you are dependent on a few major clients, please revise this section to include related risks.

The disclosure has been revised to include a risk factor regarding the risks of having a few established clients.

5. We note your disclosure on page 51 with respect to your operations in Korea. Please revise your risk factor on page 10 or create a separate risk factor to disclose any material risks related to operations in that country.

A risk factor has been added disclosing material risks related to operations in Korea.

Our auditors have raised substantial doubt…, page 8

6. We note your disclosure on page 50 with respect to the going concern consideration. Please revise your disclosure here to include the losses incurred by the company.

The disclosure has been revised to include the losses incurred by the company.

Investment Agreement, page 18

7. Please revise to discuss the purpose of the “suspension price” and to give a hypothetical example.

The disclosure has been revised to discuss the purpose of the suspension price and to give a hypothetical example to demonstrate that purpose.

Operations, page 25

8. We note your disclosure on page 24 that you were originally incorporated for the purpose of providing management consulting services to small and medium sized private companies in Taiwan. Please revise your disclosure to indicate when the business purpose changed and why.

The disclosure has been revised to indicate when the business purpose changed and why.

Marketing Strategy, page 25

9. Please revise to identify and quantify the number of “established clients.”

The disclosure has been revised to quantify and identify the number of established clients.

10. Please revise to list the various locations in the United States and internationally where you intend to offer your products and services.

The disclosure has been revised to indicate that the company intends to offer their products in the continental United States and in Japan, South Korea, and other Asian countries.

Management’s Discussion and Analysis of Financial Condition, page 27

Results of Operations, page 28

11. Please revise your disclosure to provide the actual drivers for your revenues and discuss your key performance indicators. In this regard, please expand the discussion to list factors that contributed to changes in line items of your financial results, quantifying each significant factor. Also, please discuss in detail the underlying reasons for the changes. For your cost of sales, please expand your disclosure to separately discuss the cost of sales and/or services rendered for each type of sale/service provided.

The disclosure has been revised to discuss our key performance indicators in greater detail.  In addition, the cost of sales discussion has been revised to provide additional information as to what costs are involved for sales and services rendered.

12. In connection with the preceding comment, please discuss how the Food Inspection, Portable X-ray Scan, and Container Inspection systems each contributed to your revenues. Also, differentiate, if possible, between revenues earned from the sale of your systems and from the servicing of your products.

The disclosure has been revised to discuss and differentiate the revenues earned from the sale of systems and from services provided.

13. We note your disclosure on page 25 under operations. Please expand your disclosure here to discuss the results of your different business focus.

The disclosure has been revised to discuss the results of our different business focus.

Officer and Director Information, page 30

14. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of the directors should serve as a director for you in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

The disclosure has been revised to briefly discuss the specific experience, qualifications, attributes and skills that led to the conclusion that each director should serve as such.

15. For each of your officers, as applicable, please revise to discuss the business experience during the past five years, including the specific dates the officer served in each role.

The disclosure has been revised to discuss the business experience during the last five years, including the specific dates that the officer served in each role.

Shareholder Borrowings, page 35

16. Please revise to identify the shareholder and discuss the repayment terms. Refer to Item 404 of Regulation S-K.

The disclosure was revised to identify the shareholder and to discuss the repayment terms.

Authorized Capital, page 36

17. Please revise to fix the reference to “sixty million.”

The disclosure has been appropriately revised.

Report of independent registered public accounting firm, page 43

18. Your auditor’s report expresses an opinion on your 2013 financial statements. Please tell us why you did not provide audited financial statements for two years as required by Rule 8-02 of Regulation S-X.

The required audit report for the year ended December 31, 2012 has been added as required.

Consolidated Balance Sheets, page 44

19. We note your Investment decreased from $352,000 to $4,998 during 2013. Please tell us the nature of this decrease and how you accounted for the decrease.

On December 31, 2012, RadTek Co. Ltd. entered into an agreement to acquire RadTek, Inc. shares listed on the OTC Market in the United States.  This transaction was completed in February 2013, and has resulted in the acquisition of 89.6% of the outstanding voting shares of the listed company at the consideration of $357,053, including transaction costs.  On December 31, 2012, RadTek Co. Ltd. booked $352,000 as an investment.

In November 2013, RadTek, Inc. underwent a reverse merger with RadTek Co. Ltd.  RadTek, Inc. therefore reclassified $357,053 as treasury stock in the consolidated balance sheet.

Consolidated Notes to Financial Statements, page 49

Note 1 – Nature of Business, page 49

(a) Description of Business, page 49

20. We note you accounted for your acquisition of a company listed on the OTC Market as treasury stock. Please tell us the authoritative accounting literature management relied upon to account for this transaction.

After the reverse merger, RadTek, Inc. had possession of its own shares, which were listed in the consolidated financial statements as treasury stock.  These shares were originally purchased by RadTek Co. Ltd. as described in the answer for Comment 19.  After the reverse merger between RadTek, Inc. and RadTek Co. Ltd., the shares were once again in the possession of RadTek, Inc.

Note 11 – Significant Contracts, page 57

21. Please file all material agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

The material agreements have been provided with the document as exhibits.

Item 15. Recent Sales of Unregistered Securities, page 60

22. We note your disclosure on page 27 that for the year ended December 31, 2013, you received $282,646 from the issuance of common shares. Please revise this section to provide the information required by Item 701 of Regulation S-K or advise.

The disclosure has been revised to include all the information required by Item 701 of Regulation S-K.

Item 17. Undertakings, page 61

23. Please revise to include the undertakings required by Item 512(h) of Regulation S-K.

The appropriate undertakings have been added to the disclosure.

The company acknowledges that:

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Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I appreciate your assistance in the review of our registration statement to ensure that we have provided all relevant information to prospective investors and have complied with all of the disclosure requirements of the Securities Act.  Please advise if you have further comments or questions.

Very truly yours,

/s/ Kwang Hyun Kim

Kwang Hyun Kim

Chief Executive Officer

RadTek, Inc.